Exhibit 99(c) Los Alamos National Laboratories Purchases Nightingale Infrared (IR) Tracking System

NEWS RELEASE



Los Alamos National Laboratories Purchases Nightingale?
Infrared (IR) Tracking System


TRAVERSE CITY, Mich., September 5/PRNewswire/--Versus Technology, Inc. (NASDAQ Bulletin Board: VSTI) announced:

Versus Technology Inc. announced today that it has received an order from Los Alamos National Laboratories to implement a pilot installation of its Nightingale? Resource Management System at their laboratory in New Mexico. Los Alamos will be using this pilot as an enhancement to their security protocol.

The Nightingale system uses small digital infrared (IR) transmitters that uniquely identify people and equipment moving around in secure areas. Paul Argo of Los Alamos stated, "We consider this infrared technology to be a key component in AMISS (Adaptive Multi-Integrated Security System), a next generation security system we are developing." The Nightingale tracking system will provide a continuous stream of information detailing routine movements in a nuclear facility. This "real-time" collected data allows events to be evaluated as they occur. Mr. Argo also added, "As its name implies, AMISS will look for conditions that are out of the norm and call upon multiple security technologies to verify and respond to any anomalies."

Gary Gaisser, President of Versus Technology, Inc., commented, "We are continuously pursuing leading edge concepts like AMISS and have participated in several similar projects. For example, we just participated in installing a high-tech hospital floor that includes patient monitoring and two-way communication. We are very excited that Los Alamos has selected us to be part of an effort towards creating a high-tech security system.

Based in Traverse City, Michigan, Versus Technology manufactures and markets infrared locating and communication systems and phone forwarding integration systems. For additional information, please call 616-946-5868 or FAX 616-946-6775 or visit the company's website:
www.versustech.com

-0-			9/05/97
/CONTACT:  Gary T. Wittbrodt, 616-946-5868, of Versus Technology,
Inc./(VSTI)